SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Genco Shipping & Trading Limited
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

Y2685T115
(CUSIP Number)

Susanne V. Clark
c/o Centerbridge Partners, L.P. 375 Park Avenue New York, NY 10152 (212) 672-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 29 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 2 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,204,641
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,204,641
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,204,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 3 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,204,641
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,204,641
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,204,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 4 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit GP Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,204,641
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,204,641
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,204,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 5 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,818,546
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,818,546
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,818,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 6 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners Offshore General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,818,546
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,818,546
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,818,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 7 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Offshore GP Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,818,546
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,818,546
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,818,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 8 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Capital Partners II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,520,805
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,520,805
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,520,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 9 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Capital Partners SBS II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 77,008
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 77,008
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 10 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Associates II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,597,813
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,597,813
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,597,813
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 11 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge GP Investors II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,597,813
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,597,813
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,597,813
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 12 of 29 Pages

1	NAME OF REPORTING PERSON CCP II Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,597,813
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,597,813
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,597,813
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 13 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners II AIV IV (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,610,848
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,610,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,610,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 14 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners General Partner II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,610,848
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,610,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,610,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 15 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Special GP Investors II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,610,848
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,610,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,610,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 16 of 29 Pages

1	NAME OF REPORTING PERSON CSCP II Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,610,848
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,610,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,610,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 17 of 29 Pages

1	NAME OF REPORTING PERSON Mark T. Gallogly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,761,625
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,761,625
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,761,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 31.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 18 of 29 Pages

1	NAME OF REPORTING PERSON Jeffrey H. Aronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,761,625
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,761,625
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,761,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 31.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 19 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 529,777
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 529,777
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 20 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners General Partner II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 529,777
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 529,777
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 21 of 29 Pages

1	NAME OF REPORTING PERSON Centerbridge Special GP Investors II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 529,777
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 529,777
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 22 of 29 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 21, 2014 (the "Original Schedule 13D") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Genco Shipping & Trading Limited, a corporation organized under the laws of the Republic of the Marshall Islands (the "Issuer"). This Amendment No. 1 amends Items 2, 3, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (f) This Schedule 13D is filed by:
	(i)	Centerbridge Credit Partners, L.P., a Delaware limited partnership ("CCP"), with respect to the Common Stock beneficially owned by it;

	(ii)	Centerbridge Credit Partners General Partner, L.P., a Delaware limited partnership ("CCPGP"), as general partner of CCP, with respect to the Common Stock beneficially owned by CCP;

	(iii)	Centerbridge Credit GP Investors, L.L.C., a Delaware limited liability company ("CCGPI"), as general partner of CCPGP, with respect to the Common Stock beneficially owned by CCP;

	(iv)	Centerbridge Credit Partners Master, L.P., a Cayman Islands exempted limited partnership ("CCPM"), with respect to the Common Stock beneficially owned by it;

	(v)	Centerbridge Credit Partners Offshore General Partner, L.P., a Delaware limited partnership ("CCPOGP"), with respect to the Common Stock beneficially owned by CCPM;

	(vi)	Centerbridge Credit Offshore GP Investors, L.L.C., a Delaware limited liability company ("CCOGPI"), as general partner of CCPOGP, with respect to the Common Stock beneficially owned by CCPM;

	(vii)	Centerbridge Capital Partners II (Cayman), L.P., a Cayman Islands limited partnership ("CCP II Cayman"), with respect to the Common Stock beneficially owned by it;

	(viii)	Centerbridge Capital Partners SBS II (Cayman), L.P., a Cayman Islands limited partnership ("CCP SBS II Cayman"), with respect to the Common Stock beneficially owned by it;

	(ix)	Centerbridge Associates II (Cayman), L.P., a Cayman Islands limited partnership ("CA II Cayman"), as general partner of each of CCP II Cayman and CCP SBS II Cayman, with respect to the Common Stock beneficially owned by CCP II Cayman and CCP SBS II Cayman;

	(x)	Centerbridge GP Investors II (Cayman), L.P., a Cayman Islands limited partnership ("CGPI II Cayman"), as general partner of CA II Cayman, with respect to the Common Stock beneficially owned by CCP II Cayman and CCP SBS II Cayman;

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 23 of 29 Pages

(xi)	CCP II Cayman GP Ltd., a Cayman Islands company ("CCP II Cayman Ltd."), as general partner of CGPI II Cayman, with respect to the Common Stock beneficially owned by CCP II Cayman and CCP SBS II Cayman;

(xii)	Centerbridge Special Credit Partners II AIV IV (Cayman), L.P., a Cayman Islands limited partnership ("CSCP Cayman"), with respect to the Common Stock beneficially owned by it;

(xiii)	Centerbridge Special Credit Partners General Partner II (Cayman), L.P., a Cayman Islands limited partnership ("CSCPGP II Cayman"), as general partner of CSCP Cayman, with respect to the Common Stock beneficially owned by CSCP Cayman;

(xiv)	Centerbridge Special GP Investors II (Cayman), L.P., a Cayman Islands limited partnership ("CSGPI II Cayman"), as general partner of CSCPGP II Cayman, with respect to the Common Stock beneficially owned by CSCP Cayman;

(xv)	CSCP II Cayman GP Ltd., a Cayman Islands company ("CSCP II Cayman Ltd."), as general partner of CSGPI II Cayman, with respect to the Common Stock beneficially owned by CSCP Cayman;

(xvi)	Centerbridge Special Credit Partners II, L.P., a Delaware limited partnership ("CSCP II"), with respect to the Common Stock beneficially owned by it;

(xvii)	Centerbridge Special Credit Partners General Partner II, L.P., a Delaware limited partnership ("CSCPGP II"), as general partner of CSCP II, with respect to the Common Stock beneficially owned by CSCP II;

(xviii)	Centerbridge Special GP Investors II, L.L.C., a Delaware limited liability company ("CSGPI II"), as general partner of CSCPGP II, with respect to the Common Stock beneficially owned by CSCP II;

(xix)

Mark T. Gallogly ("Mr. Gallogly"), a United States citizen, as managing member of CCGPI, CCOGPI, Centerbridge GP Investors II, LLC, a Delaware limited liability company, which serves as the director of CCP II Cayman Ltd. ("CGPI II"), and CSGPI II, which serves as the director of CSCP II Cayman Ltd. and as the general partner of CSCP II, with respect to the Common Stock beneficially owned by CCP, CCPM, CCP II Cayman, CCP SBS II Cayman, CSCP Cayman and CSCP II; and

(xx)	Jeffrey H. Aronson ("Mr. Aronson"), a United States citizen, as managing member of CCGPI, CCOGPI, CPGI II, and CSGPI II, with respect to the Common Stock beneficially owned by CCP, CCPM, CCP II Cayman, CCP SBS II Cayman, CSCP Cayman and CSCP II.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Information required by Instruction C of Schedule 13D with respect to the directors of CCP II Cayman Ltd. and CSCP II Cayman Ltd. is set forth on Schedule I attached hereto.

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 24 of 29 Pages

CGPI II, who serves as the director of CCP II Cayman Ltd., has the power to direct the disposition of the securities held by CCP II Cayman and CCP SBS II Cayman, which powers are exercised by Mr. Gallogly and Mr. Aronson, the managing members of CGPI II. The holders of Class B ordinary shares of CCP II Cayman Ltd. have the power to vote the securities held by CCP II Cayman and CCP SBS II Cayman. The Class B ordinary shares of CCP II Cayman Ltd. are currently held by 20 individuals. No one holder of Class B Ordinary share of CCP II Cayman Ltd. has the power to direct the voting of the shares held by CCP II Cayman and CCP SBS II Cayman.

CSGPI II, who serves as the director of CSCP II Cayman Ltd. has the power to direct the disposition of the securities held by CSCP Cayman, which powers are exercised by Mr. Gallogly and Mr. Aronson, the managing members of CSGPI II. The holders of Class B ordinary shares of CSCP II Cayman Ltd. have the power to vote the securities held by CSCP Cayman. The Class B ordinary shares of CSCP II Cayman Ltd. are currently held by 20 individuals. No one holder of Class B Ordinary share of CSCP II Cayman Ltd. has the power to direct the voting of the shares held by CSCP Cayman.

(b) The business address of the Reporting Persons is 375 Park Avenue, 12th Floor, New York, New York 10152.

(c) Other than Mr. Gallogly and Mr. Aronson, the Reporting Persons are private investment funds (or their general partners) principally engaged in the business of making investments in financial instruments. Mr. Gallogly is a Managing Principal of Centerbridge Partners, L.P. Mr. Aronson is a Managing Principal of Centerbridge Partners, L.P.

(d) – (e) During the past five years, none of the Reporting Persons (nor, to the knowledge of the Reporting Persons, has any of the persons listed on Schedule I hereto) (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired (i) 21,195,628 shares of Common Stock reported in this Schedule 13D pursuant to the Plan (as defined in Item 4), as more fully described in Item 4 and (ii) 1,566,000 shares of Common Stock as consideration for the 7,250,000 shares of common stock, par value $0.01 per share, of Baltic Trading Limited, a Marshall Islands corporation ("Baltic") that certain of the Reporting Persons held, pursuant to the terms and conditions of the merger (the "Merger") consummated pursuant to that certain Agreement and Plan of Merger by and among the Baltic, the Issuer and Poseidon Merger Sub Limited, a Marshall Islands corporation and an indirect wholly owned subsidiary of the Issuer ("Merger Sub"), dated as of April 7, 2015, pursuant to which, Merger Sub merged with and into Baltic, with Baltic continuing as the surviving corporation and an indirect wholly owned subsidiary of the Issuer, as more fully described in that certain Current Report on Form 8-K filed by the Issuer on July 17, 2015.

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 25 of 29 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The percentages of Common Stock reported herein are based upon the 72,887,736 shares of Common Stock outstanding as of the effective date of the Merger, which is the sum of (i) 61,600,604 shares of Common Stock outstanding as of June 15, 2015 and (ii) 11,287,132 shares of Common Stock issued to shareholders of Baltic in the Merger, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the SEC on June 15, 2015.

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

CCP has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by CCPGP, its general partner, and CCGPI, the general partner of CCPGP. Neither CCPGP nor CCGPI directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCP. However, none of the foregoing should be construed in and of itself as an admission by CCPGP or CCGPI or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of CCPGP and CCGPI expressly disclaims beneficial ownership of shares of Common Stock owned by CCP.

CCPM has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by CCPOGP, its general partner, and CCOGPI, the general partner of CCPOGP. Neither CCPOGP nor CCOGPI directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCPM. However, none of the foregoing should be construed in and of itself as an admission by CCPOGP or CCOGPI or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of CCPOGP and CCOGPI expressly disclaims beneficial ownership of shares of Common Stock owned by CCPM.

CCP II Cayman has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by CA II Cayman, its general partner, CGPI II Cayman, the general partner of CA II Cayman, and CCP II Cayman Ltd., the general partner of CGPI II Cayman. Neither CA II Cayman, CGPI II Cayman nor CCP II Cayman Ltd. directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCP II Cayman. However, none of the foregoing should be construed in and of itself as an admission by CA II Cayman, CGPI II Cayman or CCP II Cayman Ltd. or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of CA II Cayman, CGPI II Cayman and CCP II Cayman Ltd. expressly disclaims beneficial ownership of shares of Common Stock owned by CCP II Cayman.

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 26 of 29 Pages

CCP SBS II Cayman has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by CA II Cayman, its general partner, CGPI II Cayman, the general partner of CA II Cayman, and CCP II Cayman Ltd., the general partner of CGPI II Cayman. Neither CA II Cayman, CGPI II Cayman nor CCP II Cayman Ltd. directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCP SBS II Cayman. However, none of the foregoing should be construed in and of itself as an admission by CA II Cayman, CGPI II Cayman or CCP II Cayman Ltd. or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of CA II Cayman, CGPI II Cayman and CCP II Cayman Ltd. expressly disclaims beneficial ownership of shares of Common Stock owned by CCP SBS II Cayman.

CSCP Cayman has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by CSCPGP II Cayman, its general partner, CSGPI II Cayman, the general partner of CSCPGP II Cayman, and CSCP II Cayman Ltd., the general partner of CSGPI II Cayman. Neither CSCPGP II Cayman, CSGPI II Cayman nor CSCP II Cayman Ltd. directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CSCP Cayman. However, none of the foregoing should be construed in and of itself as an admission by CSCPGP II Cayman, CSGPI II Cayman or CSCP II Cayman Ltd. or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of CSCPGP II Cayman, CSGPI II Cayman and CSCP II Cayman Ltd. expressly disclaims beneficial ownership of shares of Common Stock owned by CSCP Cayman.

CSCP II has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by CSCPGP II, its general partner, and CSGPI II, the general partner of CSCPGP II. Neither CSCPGP II nor CSGPI II directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CSCP II. However, none of the foregoing should be construed in and of itself as an admission by CSCPGP II or CSGPI II or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of CSCPGP II and CSGPI II expressly disclaims beneficial ownership of shares of Common Stock owned by CSCP II.

Messrs. Gallogly and Aronson, as managing members of CCGPI, CCOGPI, CPGI II and CSGPI II, share power to vote the Common Stock beneficially owned by CCP, CCPM, CCP II Cayman, CCP SBS II Cayman, CSCP Cayman and CSCP II. Neither Mr. Gallogly nor Mr. Aronson directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCP, CCPM, CCP II Cayman, CCP SBS II Cayman, CSCP Cayman and CSCP II. However, none of the foregoing should be construed in and of itself as an admission by Messrs. Gallogly or Aronson or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Mr. Gallogly and Mr. Aronson expressly disclaims beneficial ownership of shares of Common Stock owned by any of CCP, CCPM, CCP II Cayman, CCP SBS II Cayman, CSCP Cayman and CSCP II.

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 27 of 29 Pages

(c) Except as described in Item 3, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 7 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D/A and any amendments thereto, which supersedes the joint filing agreement filed as Exhibit 1 to the Original Schedule 13D. A copy of such agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Other than the joint filing agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 2	Description Joint Filing Agreement, dated July 22, 2015

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 28 of 29 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 22, 2015

CENTERBRIDGE CREDIT PARTNERS, L.P.

By:	Centerbridge Credit Partners General Partner, L.P., its general partner
By:	Centerbridge Credit GP Investors, L.L.C., its general partner

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P.

By:	Centerbridge Credit GP Investors, L.L.C., its general partner

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE CREDIT GP INVESTORS, L.L.C.

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS MASTER, L.P.

By:	Centerbridge Credit Partners Offshore General Partner, L.P., its general partner
By:	Centerbridge Credit Offshore GP Investors, L.L.C., its general partner

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P.

By:	Centerbridge Credit Offshore GP Investors, L.L.C., its general partner

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

Centerbridge Credit Offshore GP Investors, L.L.C.

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS II (CAYMAN), L.P.

By:	Centerbridge Associates II (Cayman), L.P., its general partner
By:	Centerbridge GP Investors II (Cayman), L.P., its general partner
By:	CCP II Cayman GP Ltd., its general partner
By:	Centerbridge GP Investors II, LLC, its director

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS SBS II (CAYMAN), L.P.

By:	Centerbridge Associates II (Cayman), L.P., its general partner
By:	Centerbridge GP Investors II (Cayman), L.P., its general partner
By:	CCP II Cayman GP Ltd., its general partner
By:	Centerbridge GP Investors II, LLC, its director

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE ASSOCIATES II (CAYMAN), L.P.

By:	Centerbridge GP Investors II (Cayman), L.P., its general partner
By:	CCP II Cayman GP Ltd., its general partner
By:	Centerbridge GP Investors II, LLC, its director

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE GP INVESTORS II (CAYMAN), L.P.

By:	CCP II Cayman GP Ltd., its general partner
By:	Centerbridge GP Investors II, LLC, its director

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CCP II CAYMAN GP LTD.

By:	Centerbridge GP Investors II, LLC, its director

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS II AIV IV (CAYMAN), L.P.

By:	Centerbridge Special Credit Partners General Partner II (Cayman), L.P., its general partner
By:	Centerbridge Special GP Investors II (Cayman), LP, its general partner
By:	CSCP II Cayman GP Ltd., its general partner
By:	Centerbridge Special GP Investors II, L.L.C., its director

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER II (CAYMAN), L.P.

By:	Centerbridge Special GP Investors II (Cayman), LP, its general partner
By:	CSCP II Cayman GP Ltd., its general partner
By:	Centerbridge Special GP Investors II, L.L.C., its director

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE SPECIAL GP INVESTORS II (CAYMAN), L.P.

By:	CSCP II Cayman GP Ltd., its general partner
By:	Centerbridge Special GP Investors II, L.L.C., its director

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CSCP II CAYMAN GP LTD.

By:	Centerbridge Special GP Investors II, L.L.C., its director

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

MARK T. GALLOGLY

/s/ Mark T. Gallogly

Jeffrey H. Aronson

/s/ Jeffrey H. Aronson

CENTERBRIDGE SPECIAL CREDIT PARTNERS II, L.P.

By:	Centerbridge Special Credit Partners General Partner II, L.P., its general partner
By:	Centerbridge Special GP Investors II, L.L.C., its general partner

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER II, L.P.

By:	Centerbridge Special GP Investors II, L.L.C., its general partner

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

Centerbridge Special GP Investors II, L.L.C.

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CUSIP No. Y2685T115	SCHEDULE 13D	Page 29 of 29 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: July 22, 2015

CENTERBRIDGE CREDIT PARTNERS, L.P.

By:	Centerbridge Credit Partners General Partner, L.P., its general partner
By:	Centerbridge Credit GP Investors, L.L.C., its general partner

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P.

By:	Centerbridge Credit GP Investors, L.L.C., its general partner

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE CREDIT GP INVESTORS, L.L.C.

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS MASTER, L.P.

By:	Centerbridge Credit Partners Offshore General Partner, L.P., its general partner
By:	Centerbridge Credit Offshore GP Investors, L.L.C., its general partner

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P.

By:	Centerbridge Credit Offshore GP Investors, L.L.C., its general partner

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

Centerbridge Credit Offshore GP Investors, L.L.C.

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS II (CAYMAN), L.P.

By:	Centerbridge Associates II (Cayman), L.P., its general partner
By:	Centerbridge GP Investors II (Cayman), L.P., its general partner
By:	CCP II Cayman GP Ltd., its general partner
By:	Centerbridge GP Investors II, LLC, its director

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS SBS II (CAYMAN), L.P.

By:	Centerbridge Associates II (Cayman), L.P., its general partner
By:	Centerbridge GP Investors II (Cayman), L.P., its general partner
By:	CCP II Cayman GP Ltd., its general partner
By:	Centerbridge GP Investors II, LLC, its director

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE ASSOCIATES II (CAYMAN), L.P.

By:	Centerbridge GP Investors II (Cayman), L.P., its general partner
By:	CCP II Cayman GP Ltd., its general partner
By:	Centerbridge GP Investors II, LLC, its director

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE GP INVESTORS II (CAYMAN), L.P.

By:	CCP II Cayman GP Ltd., its general partner
By:	Centerbridge GP Investors II, LLC, its director

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CCP II CAYMAN GP LTD.

By:	Centerbridge GP Investors II, LLC, its director

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS II AIV IV (CAYMAN), L.P.

By:	Centerbridge Special Credit Partners General Partner II (Cayman), L.P., its general partner
By:	Centerbridge Special GP Investors II (Cayman), LP, its general partner
By:	CSCP II Cayman GP Ltd., its general partner
By:	Centerbridge Special GP Investors II, L.L.C., its director

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER II (CAYMAN), L.P.

By:	Centerbridge Special GP Investors II (Cayman), LP, its general partner
By:	CSCP II Cayman GP Ltd., its general partner
By:	Centerbridge Special GP Investors II, L.L.C., its director

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE SPECIAL GP INVESTORS II (CAYMAN), L.P.

By:	CSCP II Cayman GP Ltd., its general partner
By:	Centerbridge Special GP Investors II, L.L.C., its director

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CSCP II CAYMAN GP LTD.

By:	Centerbridge Special GP Investors II, L.L.C., its director

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

MARK T. GALLOGLY

/s/ Mark T. Gallogly

Jeffrey H. Aronson

/s/ Jeffrey H. Aronson

CENTERBRIDGE SPECIAL CREDIT PARTNERS II, L.P.

By:	Centerbridge Special Credit Partners General Partner II, L.P., its general partner
By:	Centerbridge Special GP Investors II, L.L.C., its general partner

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER II, L.P.

By:	Centerbridge Special GP Investors II, L.L.C., its general partner

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory

Centerbridge Special GP Investors II, L.L.C.

/s/ Jeffrey H. Aronson
Name:	Jeffrey H. Aronson
Title:	Authorized Signatory